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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  PC MALL, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   69323 K 100
                                 (CUSIP Number)

                                 MARCH 29, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [ ]    Rule 13d-1(b)

                             [X]    Rule 13d-1(c)

                             [ ]    Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Cover Page continued on separate page.)



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Cover Page (Continued)


1.  Name of Reporting Person:                 JONATHAN L. KIMERLING
    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group:*
    (a)
    (b)

3.  SEC Use Only:

4.  Citizenship or Place of Organization:    UNITED STATES

    Number of Shares Beneficially Owned   5. Sole Voting Power:          107,000
    by Each Reporting Person with

                                          6. Shared Voting Power:      1,023,000

                                          7. Sole Dispositive Power:     107,000

                                          8. Shared Dispositive Power: 1,023,000

9.  Aggregate Amount Beneficially Owned by Reporting Person:           1,130,000

10. Check if the Aggregate Amount in Row 9 Excludes
    Certain Shares:                                               Not Applicable

11. Percent of Class Represented by Amount in Row 9:                        9.64%

12. Type of Reporting Person:*               IN


----------------------

1.  Name of Reporting Person:                FOUR LEAF MANAGEMENT, LLC
    I.R.S. Identification Nos. of above persons (entities only).

2.  Check the Appropriate Box if a Member of a Group:*
    (a)
    (b)

3.  SEC Use Only:

4.  Citizenship or Place of Organization:    ALABAMA

    Number of Shares Beneficially Owned   5. Sole Voting Power:                0
    by Each Reporting Person with

                                          6. Shared Voting Power:      1,023,000

                                          7. Sole Dispositive Power:           0

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
                                          8. Shared Dispositive Power: 1,023,000

9.  Aggregate Amount Beneficially Owned by Reporting Person:           1,023,000

10. Check if the Aggregate Amount in Row 9
    Excludes Certain Shares:                                      Not Applicable

11. Percent of Class Represented by Amount in Row 9:                        8.73%

12. Type of Reporting Person:*               OO


         The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13G (this "Statement") because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities of the Issuer named in Item 1 below by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit A.

Item 1(a) Name of Issuer:  PC MALL, INC.

Item 1(b) Address of Issuer's Principal
          Executive Office:               2555 W. 190TH STREET, SUITE 106
                                          TORRANCE, CALIFORNIA 90504


Item 2(a) Name of Person Filing (collectively, the "Reporting Persons"):
          (i)  JONATHAN L. KIMERLING
          (ii) FOUR LEAF MANAGEMENT, LLC

Item 2(b) Address of Principal Business Office or, if None, Residence:
          C/O JONATHAN L. KIMERLING
          2968 CHEROKEE ROAD
          MTN. BROOK, AL 35223

Item 2(c) Citizenship:
          (i)  JONATHAN L. KIMERLING - UNITED STATES
          (ii) FOUR LEAF MANAGEMENT, LLC - ALABAMA

Item 2(d) Title of Class of Securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE

Item 2(e) CUSIP Number: 69323 K 100

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b), or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act
          (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act
          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act

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          (d) [ ]  Investment Company registered under Section 8 of the
                   Investment Company Act
          (e) [ ] An investment advisor registered in accordance with Section 240.13d-1(b)(1)(ii)(E)
          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
          (g) [ ] A parent Holding Company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)
          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
          (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)



Item 4 Ownership: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. (Information set forth below is reported on the basis of 11,716,687 shares of common stock issued and outstanding, as of November 2, 2005, as reported in the Company's Form 10-Q filed November 9, 2005.)

          (i)  JONATHAN L. KIMERLING
               ---------------------
          (a)  Amount Beneficially Owned: 1,130,000
          (b)  Percent of Class: 9.64%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 107,000
               (ii)  Shared power to vote or to direct the vote: 1,023,000
               (iii) Sole power to dispose or to direct the
                     disposition of:  107,000
               (iv) Shared power to dispose or to direct the disposition of: 1,023,000


          (ii) FOUR LEAF MANAGEMENT, LLC
               -------------------------
          (a)  Amount Beneficially Owned: 1,023,000
          (b)  Percent of Class: 8.73%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 0
               (ii)  Shared power to vote or to direct the vote: 1,023,000
               (iii) Sole power to dispose or to direct the disposition of:  0
               (iv) Shared power to dispose or to direct the disposition of: 1,023,000

Item 5    Ownership of 5% or Less of a Class:  NOT APPLICABLE

Item 6    Ownership of More than 5% on Behalf of Another Person:  NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company. NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group.

          Beneficial ownership of the securities held by Four Leaf Management, LLC, an Alabama limited liability company pursuant to the provisions of the Alabama Limited Liability Company Act, is vested in Jonathan L. Kimerling as manager and as a owner of a large


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          percentage of the outstanding units in Four Leaf Management, LLC. The members of Four Leaf Management, LLC may receive distributions of amounts including dividends from, or the proceeds from the sale of, the securities. The shares owned by Four Leaf Management, LLC were received by such entity by contribution from the owners thereof we were beneficially held by Jonathan L. Kimerling prior to the date of this Amendment.

          Of the shares of Common Stock reported herein, 1,023,000 are owned by Four Leaf Management, LLC.

Item 9    Notice of Dissolution of Group. NOT APPLICABLE

Item 10   Certification. NOT APPLICABLE


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         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    March 31, 2006                     /s/ Jonathan L. Kimerling
                                       -----------------------------------------
                                           Jonathan L. Kimerling


    March 31, 2006                     FOUR LEAF MANAGEMENT, LLC

                                       By: /s/ Jonathan L. Kimerling
                                           -------------------------------------
                                               Jonathan L. Kimerling
                                               Manager


EXHIBIT A


JOINT FILING AGREEMENT


The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is accurate.


    March 31, 2006                        /s/ Jonathan L. Kimerling
                                              ----------------------------------
                                              Jonathan L. Kimerling


         March 31, 2006                   FOUR LEAF MANAGEMENT, LLC

                                          By: /s/ Jonathan L. Kimerling
                                             -----------------------------------
                                                  Jonathan L. Kimerling
                                                  Manager

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